

October 7, 2010

J. Donald deBethizy
Chief Executive Officer and President
Targacept, Inc.
200 East First Street, Suite 300
Winston-Salem, North Carolina
27101

>**Re:** **Targacept, Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2009**
>**Filed March 11, 2010**
>**File No. 000-51173**
>
>**Definitive Proxy Statement**
>**Filed April 16, 2010**

Dear Dr. deBethizy:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director